Energy for the Future

May 24, 2006

Ms. Angela Crane
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005, Filed March 10, 2006; Form 10-QSB/A for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005

File No. 000-21138

Dear Ms. Crane:

On behalf of Ener1, Inc. (“Ener1” or the “Company”), this responds to your letter dated May 3, 2006, regarding the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005 filed on March 10, 2006 (the "Annual Report") and quarterly reports on Form 10-QSB/A for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (the "Quarterly Reports" and collectively with the Annual Report, the “Filings”). Each of your comments is set forth below, followed by the Company’s related response. The Company prepared these responses with the assistance of Gibson, Dunn & Crutcher, LLP, the Company's outside legal counsel and the assistance of Malone & Bailey, PC, the Company’s independent registered public accounting firm. As of the date of this letter, the Company has filed its Quarterly Report for the quarter ended March 31, 2006 which includes additional disclosures discussed in the following responses to your comments, as well as restated financial statements of the Company for the period ended March 31, 2005, as well as amendments to the Annual Report and the quarterly reports for the fiscal quarters ended June 30, 2005 and September 30, 2005 to incorporate the additional disclosures and restated financial statements described in the Company's responses to your comments below.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 26

Comment 1

Revise this section to clearly disclose the methodology and significant estimates/ assumptions used to value derivatives. Refer to the guidance provided in SEC Release No. 33-8350.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Response 1

The Company has revised the description of its critical accounting policies in Note 3 to the Company's financial statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") to disclose the methodology and significant estimates and assumptions the Company uses to value derivatives.

Comment 2

In light of the on-going discussions surrounding EITF 05-04, please include a clear discussion of the status of EITF 05-04 in this section of your filing which discloses the view adopted by the company and how your accounting could be impacted by a final outcome that is different from the view that you have applied.

Response 2

The Company has revised the Critical Accounting Policies section of MD&A to include a discussion of the status of on-going discussions regarding EITF 05-04. This discussion discloses how the Company currently accounts for the Company's registration rights agreements and how such accounting could be impacted by a final outcome of the EITF 05-04 discussions on how to account for registration rights agreements that is different from the accounting that the Company has applied.

Note 4. Restatement and Reclassifications of Previously Issued Financial Statements, page 52

Comment 3

The information presented in this Note does not provide investors with a clear path between the originally filed and restated numbers. Please expand to provide disclosure showing the originally reported balance, the effect of each individual restatement adjustment and the as restated balances for each year-end. Any adjustments arising from our additional comment should also be repeated in this manner so that there is a clear path between the original and restated data.

Response 3

The Company has revised the financial statement presentation in Note 4 to show the originally reported balance, the effect of each individual restatement adjustment and the as restated balances for each year-end. Each individual transaction is now clearly identified in the footnotes to the restatement balance sheet and income statement. In addition, the Company has included a paragraph describing the additional changes arising from the Staff's comments on the Annual Report to the Company's financial statements for the year ended December 31, 2005 to reflect the reclassification of the Company's convertible preferred stock as temporary equity and the revised diluted earnings per share.

Comment 4

In addition, please revise to include the restatements related to (i) the Series B Convertible Preferred Stock issued in October 2004; (ii) the warrants to purchase common stock associated with the Series B Convertible Preferred Stock; and (iii) the warrants to purchase comment stock associated with the Series A Convertible Preferred Stock.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Response 4

The restatements related to the (i) the Series B Convertible Preferred Stock issued in October 2004; (ii) the warrants to purchase common stock associated with the Series B Convertible Preferred Stock; and (iii) the warrants to purchase comment stock associated with the Series A Convertible Preferred Stock have been clearly and separately identified in Note 4 and each adjustment is fully explained.

Note 5. Net Income Per Share, page 54

Comment 5

Please revise the filing to provide a reconciliation of how you computed the basic and diluted earnings per share from continuing operations for the years presented. Refer to paragraph 40 of SFAS 128.

Response 5

The Company has revised Note 5 to include a reconciliation of basic and diluted earnings per share from continuing operations.

Comment 6

We note the disclosures included on page 54 relating to your calculation of diluted net income per share. Please address the following:

•
Tell us and revise the filing to clarify how the methods used to determine the dilutive effects of your options, warrants, and convertible redeemable preferred stock comply with the guidance in paragraph 29 of SFAS 128 and EITF Topic D-72, or explain why that guidance in not applicable.

•
Specifically address how you considered the impact of the shares issuable under your warrant liabilities and how, if any, you reflected the related mark to-market adjustments recorded in each period when calculating diluted net income per share.

•	Tell us your consideration of the guidance in Issues 2, 3, 7 and 8 of EITF 0306 in calculating diluted net income per share.

Response 6

In accordance with the guidance in paragraph 29 of SFAS 128, the Company has restated diluted net income or loss per share and the diluted weighted averaged shares outstanding on the face of the Company's Consolidated Statements of Operations to reflect the effect of derivative gains or losses on the computation of earnings per share. The derivative gain related to certain in-the-money warrants (referred to in the Annual Report as the "Battery Warrants") and the derivative gain attributable to the conversion feature for both the 2004 Debentures (as defined in the Annual Report) and 2005 Debentures (as defined in the Annual Report) were deducted from the numerator for purposes of computing diluted earnings per share. The weighted average shares of Company common stock issuable upon conversion of the 2004 and 2005 Debentures computed under the if converted method were included in the denominator for purposes of computing diluted earnings per share. Inclusion of these shares in the denominator results in a loss per share for the years ending December 31, 2005 and 2004, and following the anti-dilution sequencing described in paragraph 14 of SFAS No. 128 and in the associated Illustration 4 in Appendix C of SFAS No. 128, the shares issuable upon exercise of the Company's outstanding employee stock options are no longer included in the denominator because inclusion of such shares in the denominator would be anti-dilutive.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

The Company determined that its warrants and convertible securities are not participating securities as defined in EITF Issue No. 03-06 because the securities do not participate in dividends with common stock, and the Company has concluded that basic earnings or loss per share should not be computed under the two class method.

Note 12. Debt and Debt Guarantees, page 59

Comment 7

We note that the initial interest rate increased since you did not achieve specific milestones by certain dates. Please revise to disclose which specific milestones you did not achieve, resulting in an increase in interest rate.

Response 7

The Company has revised this Note to disclose all of the milestones and indicate which ones were not achieved within the specified time periods, resulting in interest rate increases.

Comment 8

We note on page 25 of your MD&A that you are required to pay penalties until the stock is quoted on the OTC Bulletin Board. Please tell us and revise to clarify if you are also required to maintain listing for a certain period of time. If so, please tell us the amount of the penalty you will incur if you fail to remain listed.

Response 8

The Company has revised MD&A and the notes to the financial statements to disclose that the registration delay payments for the 2005 Debentures are required to be paid with respect to any period of time during which the Company's common stock is not listed or quoted on the OTC Bulletin Board, the NASDAQ® National Market, NASDAQ® SmallCap Market or the New York Stock Exchange, and the monthly penalty is $213,375 (prorated for portions of a month as applicable).

Note 17. Warrants. Stock Option and Stock Purchase Plans, page 64

Comment 9

In connection with the acquisition of Ener1 Battery's common stock, you issued a warrant to purchase 69,000,000 share of common stock at $.08 per share. Please revise the filing to disclose all the significant terms of the warrant. Also, revise to include how you accounted for the warrants, including the valuation methodology and related assumptions.

Response 9

The Company has revised Note 17 to include a description of the significant terms of the warrants, as well as an explanation of how the Company accounted for the warrants, including the valuation methodology and related assumptions.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Comment 10

Please provide a schedule showing the total shares of common stock needed as of December 31, 2005 for the conversion or exercise of all your convertible debentures, convertible preferred stock, warrants and stock options. Please also provide the amount of issued, authorized and available shares as of December 31, 2005.

Response 10

The total shares of common stock needed as of December 31, 2005 for the conversion or exercise of all of the Company's convertible debentures, convertible preferred stock, warrants and stock options, and the amount of issued, authorized and available shares as of December 31, 2005 is as follows:

Common stock outstanding December 31, 2005	347,455,751
Potential share issuances:
Warrants	130,131,471
Stock options	24,605,617
Conversion shares 2004 Debentures	16,016,260
Conversion shares 2005 Debentures	14,225,000
Series A preferred	-
Series B preferred	-
Potential shares outstanding December 31, 2005	532,434,099

Authorized shares December 31, 2005	750,000,000

The warrant potential issuance assumes conversion at December 31, 2005; however, the Company concluded that the 69 million Battery Warrants are convertible into an "indeterminate" number of shares based on the reset provision described in response to comment 12 below.    As a result, the potential shares, on a fully-diluted basis, could exceed the amount of authorized shares.

Comment 11

Please refer to Section 2-6 of the Battery Warrant Agreement included in your Form 8-K filed September 6, 2002. We note that in the event you issue any shares of common stock at a per share price less than the applicable exercise price of the Battery Warrants, the exercise price is subject to reduction. Please confirm that there has been no “adjustment events” since the issuance of the Battery Warrants. Specifically address the issuance of employee stock options noted on page 65 at prices below $0.08.

Response 11

The Battery Warrants have been amended to exclude from their adjustment provisions any transactions involving the issuance of stock options in connection with employee stock options. There have been no “adjustment events” with respect to the Battery Warrants, including, without limitation, the employee stock options referred to on page 65. The Company has indicated in the description of the terms of the Battery Warrants in Note 17 that employee stock options are excluded from the anti-dilution provisions of the Battery Warrants.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Comment 12

We note in your letter dated January 5, 2006 that you concluded that the Battery Warrants “do not include an explicit limit on the number of shares of Company Common Stock to be delivered upon exercise” therefore you concluded the Battery Warrants should be classified as a derivative liability. Please tell us your consideration of the guidance in paragraph 19 of EITF 00-19 in reaching your conclusion regarding the classification of the warrants. Specifically, tell us why you believe that share settlement is not within the control of the company.

Response 12

Paragraph 19 of EITF 00-19 states that “if a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company." The preamble to paragraph 19 of EITF 00-19 states one of the requirements that must be met in order to avoid classification of the derivative as a liability is that “the company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contact could remain outstanding” [bold in original]. The Company read paragraph 19 of EITF 00-19 in conjunction with paragraph 20 of EITF 00-19, the last sentence of which provides “if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate [i.e., there is no explicit limit on the number of shares to be issued in a share settle” - see preamble to paragraph 20 of EITF 00-19], a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company” [italics added]. Therefore, because there is no explicit limit on the number of shares that might be required to net-share settle the Battery Warrants, the Company determined that net-share settlement was not within control of the Company and that the warrants must be treated as a liability on the Company's balance sheet.

Note 18. Redeemable Preferred Stock, page 67

Comment 13

We note that you have classified the Series A and Series B Preferred Stock as liabilities due to the potential redemption of the shares.

•	Please explain in detail the terms and factors you considered pertinent in reaching your conclusion that liability classification was required pursuant to SFAS 150 at the period-ends.

•	Discuss how you considered whether classification in the mezzanine level between debt and equity was appropriate in light of the guidance in EITF Topic D-98.

•	Tell us why long-term liability treatment was appropriate at the balance sheet date.

Response 13

After further review, we determined that Series A and Series B Preferred Stock are not subject to FAS 150, because the redemption feature is not unconditional. Therefore, the Company has restated the balance sheets included in the Annual Report as of December 31, 2005 and 2004 to classify the redeemable preferred stock as temporary equity in accordance with EITF Topic D-98.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Comment 14

We note that you allocated the proceeds received from the issuance of the Series A and Series B Preferred Stock using the with-and-without method as outlined in SFAS 133. It appears that you are referring to the with-and-without methodology used to value embedded derivatives of hybrid instruments as detailed in DIG B6 to SFAS 133. However, we note that the guidance in DIG B6 focuses on embedded derivatives while the warrants in question are freestanding. In addition, we note that you have recorded the preferred stock as liabilities pursuant to SFAS 150.

•	Please explain to us why you believe the guidance in DIG B6 is applicable to your situation.

•	Tell us how you considered the guidance in paragraph 20 of SFAS 150 in selecting your allocation methodology.

•
As part of your consideration of whether classification in the mezzanine level between debt and equity was appropriate, as requested in the second bullet to the comment above, please address how you considered the guidance in EITF Topic D-98 which expressed the SEC staff's belief that the initial carrying amount of redeemable preferred stock should be its fair value at issue date.

Response 14

The Company's description of the accounting treatment as “using the with-and-without method in accordance with SFAS 133” and the classification of the preferred as a liability under SFAS 150 were incorrect. The Company has corrected the disclosure in Note 18. As noted in Response 13 above, the company determined the preferred stock was not subject to FAS 150 and should be classified in temporary equity in accordance with EITF Topic D-98. The proceeds were allocated first to the components of the unit which were the freestanding warrants and the hybrid instrument. The proceeds were allocated to the warrants at their fair value. The remaining proceeds were allocated to the hybrid instrument and then allocated within the hybrid instrument according to DIG B6, first to the embedded conversion option at its fair value and then to the host instrument (preferred stock).

Note 19. Derivatives, page 69

Comment 15

It appears that the 2004 and 2005 Debentures may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF 00-19. Specifically, tell us how you evaluated and concluded on the appropriate accounting for the following:

•	We note that the interest rate will double if the company fails to meet certain milestones. Please tell us how you evaluated this feature using the guidance in paragraph 13 and 61(h) of SFAS 133.

•
We note that in the event of default or fundamental change, the holder will be entitled to require the company to redeem the 2005 debt at various amounts, for example at the greater of 105% of the unpaid principal and accrued interest or the value of the shares into which the principal and accrued interest could be converted at the time of default multiplied by the then market price. Please tell us how you evaluated this put feature, especially considering the guidance in paragraph 61(d) and DIG B16 to SFAS 133.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Response 15

With respect to the first bullet, we concluded the interest rate feature does not meet both criteria in paragraph 13(b) of SFAS 133, and therefore, is not a separate derivative. While the interest rate will double from the initial stated rate (1st criterion in paragraph 13(b), we don’t believe it meets the 2nd criterion in paragraph 13(b). Specifically, the Company concluded that the market interest rate for debt issued by a company with a risk profile, capital structure, and level of operational risk similar to the Company, is 15%, the rate to which the 2004 and 2005 Debentures increase if the Company fails to meet certain milestones. The Company's opinion has been corroborated by investment bankers and other market specialists during negotiations for Company financings. Since the interest rate on the debt will not double the market rate, the second criterion of paragraph 13(b) is not met.

With respect to your second bullet, the Company accounted for the redemption feature of the 2004 and 2005 Debentures as a derivative liability, and as a result, the Company has included in the amount recorded in its financial statements for this liability the fair value of the put feature that requires the Company to repurchase the debentures. The Company determined that accounting for this put feature as a separate liability is not allowed under DIG B-15, which specifically does not permit an entity to account separately for more than one derivative feature embedded in a single hybrid instrument.

Comment 16

Please refer to paragraph 10 of SFAS 107 and paragraph 44 of SFAS 133 and revise this note or Note 3 to address the following:

•
Describe the accounting for, as well as the methods used to value, each type of derivative instrument. Disclose the intervals at which you revalue the derivatives and record the change in fair value to income.

•
In light of the material derivative gains and losses reported in the periods, disclose the assumptions you used at inception and at each reporting date, including the volatility rate, discount rate and expected life.

•	Disclose the reasons for any significant change in the assumptions or the valuation method between balance sheet dates.

Response 16

The Company has amended Note 19 to include a complete description of the Company's methodology for calculating the value of derivative liabilities and a schedule showing the volatility, risk-free rate and market price for each derivative at the date of issuance and on average for the Company at year end. The Company will include in future filings, as applicable, the reasons for any significant change in the assumptions or the valuation method between balance sheet dates.

Comment 17

We note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

In addition, it appears that the warrants issued are also subject to the same registration rights agreement noted above. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Response 17

The Company considers the liquidated damages provision in our various security instruments to be combined with our registration rights and conversion derivatives, and we do not account for the provision as a separate liability. The embedded conversion options in the Series A Preferred Stock and the 2004 and 2005 debentures and the freestanding warrants were already determined to be derivatives for other reasons. The Company acknowledges the issues in EITF 05-4 could result in additional derivative attributes related to the evaluation of both the conversion options and the freestanding instruments under EITF 00-19; however those attributes would not currently result in any additional derivatives.  If the FASB were to adopt an alternative view, the Company could be required to account for the obligation to pay the registration delay payments as a separate derivative.  Accordingly, the Company would need to determine and record the fair value of this obligation in its financial statements.

Form 10 QSB/A for the periods ended March 31 2005, June 30 2005 and September 30, 2005

General

Comment 18

Revise your Form 10-QSB's to comply with the above comments, as applicable.

Response 18

The Company has amended its Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2005 and September 30, 2005 to comply with the above comments, as applicable. In addition, the Company filed a Quarterly Report for the quarter ended March 31, 2006 on May 22, 2006 that included restated financial statements for the quarter ended March 31, 2005 and related disclosures in compliance with the above comments, as applicable.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please direct them to the undersigned at (954) 556-4020 ext. 310 or to Stephen I. Glover of Gibson Dunn at (202) 955-8593.

Very truly yours, /s/ Gerard H. Herlihy Gerard A. Herlihy

cc:
Mr. Martin James, Senior Assistant Chief Accountant, SEC
Mr. Kevin Kuhar, Staff Accountant, SEC
Mr. Ronald N. Stewart, Interim Chief Executive Officer & General Counsel, Ener1, Inc.
Mr. Stephen Glover, Partner, Gibson Dunn & Crutcher
Mr. Todd Callaway, Partner, Malone & Bailey, PC

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com